SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Five9, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

338307101
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 338307101	Page 2 of 12

1	NAME OF REPORTING PERSONS Hummer Winblad Venture Partners V, L.P. (“HWVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

8,410,041 shares, except that Hummer Winblad Equity Partners V, L.L.C. (“HWEP V”), the general partner of HWVP V, may be deemed to have sole power to vote these shares, and John Hummer (“Hummer”), Ann L. Winblad (“Winblad”) and Mitchell Kertzman (“Kertzman”), the managing members of HWEP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

8,410,041 shares, except that HWEP V, the general partner of HWVP V, may be deemed to have sole power to dispose of these shares, and Hummer, Winblad and Kertzman, the managing members of HWEP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,410,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.7%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 338307101	Page 3 of 12

1	NAME OF REPORTING PERSONS Hummer Winblad Equity Partners V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

8,410,041 shares, all of which are directly owned by HWVP V. HWEP V, the general partner of HWVP V, may be deemed to have sole power to vote these shares, and Hummer, Winblad and Kertzman, the managing members of HWEP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

8,410,041 shares, all of which are directly owned by HWVP V. HWEP V, the general partner of HWVP V, may be deemed to have sole power to dispose of these shares, and Hummer, Winblad and Kertzman, the managing members of HWEP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,410,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.7%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 338307101	Page 4 of 12

1	NAME OF REPORTING PERSONS John Hummer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6

SHARED VOTING POWER

8,410,041 shares, all of which are directly owned by HWVP V. HWEP V is the general partner of HWVP V, and Hummer, a managing member of HWEP V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
	8

SHARED DISPOSITIVE POWER

8,410,041 shares, all of which are directly owned by HWVP V. HWEP V is the general partner of HWVP V, and Hummer, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,410,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.7%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 338307101	Page 5 of 12

1	NAME OF REPORTING PERSONS Ann L. Winblad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6

SHARED VOTING POWER

8,410,041 shares, all of which are directly owned by HWVP V. HWEP V is the general partner of HWVP V, and Winblad, a managing member of HWEP V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
	8

SHARED DISPOSITIVE POWER

8,410,041 shares, all of which are directly owned by HWVP V. HWEP V is the general partner of HWVP V, and Winblad, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,410,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.7%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 338307101	Page 6 of 12

1	NAME OF REPORTING PERSONS Mitchell Kertzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,000
	6

SHARED VOTING POWER

8,410,041 shares, all of which are directly owned by HWVP V. HWEP V is the general partner of HWVP V, and Kertzman, a managing member of HWEP V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 25,000
	8

SHARED DISPOSITIVE POWER

8,410,041 shares, all of which are directly owned by HWVP V. HWEP V is the general partner of HWVP V, and Kertzman, a managing member of HWEP V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,435,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	16.7%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 338307101	Page 7 of 12

ITEM 1(A).	NAME OF ISSUER

Five9, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Bishop Ranch 8
4000 Executive Parkway, Suite 400
San Ramon, CA 94583

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Hummer Winblad Venture Partners V, L.P., a Delaware limited partnership, Hummer Winblad Equity Partners V, L.L.C., a Delaware limited liability company, John Hummer, Ann L. Winblad and Mitchell Kertzman. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each Reporting Person is:

c/o Hummer Winblad Venture Partners
Pier 33 South, The Embarcadero, 3rd Floor
San Francisco, CA 94111

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

ITEM 2(E)	CUSIP NUMBER

338307101

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2015:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP NO. 338307101	Page 8 of 12

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of HWVP V and the limited liability company agreement of HWEP V, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 338307101	Page 9 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

Hummer Winblad Venture Partners V, L.P.	/s/ Ingrid Chiavacci
By Hummer Winblad Equity Partners V, L.L.C.	Ingrid Chiavacci
Its General Partner	Attorney-In-Fact

Hummer Winblad Equity Partners V, L.L.C.	/s/ Ingrid Chiavacci
Ingrid Chiavacci
Attorney-In-Fact

John Hummer	/s/ Ingrid Chiavacci
Ingrid Chiavacci
Attorney-In-Fact

Ann L. Winblad	/s/ Ingrid Chiavacci
Ingrid Chiavacci
Attorney-In-Fact

Mitchell Kertzman	/s/ Ingrid Chiavacci
Ingrid Chiavacci
Attorney-In-Fact

CUSIP NO. 338307101	Page 10 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

Exhibit B: Power of Attorney	12

CUSIP NO. 338307101	Page 11 of 12

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

CUSIP NO. 338307101	Page 12 of 12

Exhibit B

Power of Attorney

Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.